EXHIBIT 3(c)


CERTIFICATE OF AMENDMENT TO THE CERTIFICATE OF INCORPORATION
                OF UNITED MOBILE HOMES, INC.


       The   following  amendment  to  the  Certificate   of
Incorporation was approved by the Directors and thereafter duly adopted by the shareholders of United Mobile Homes, Inc. on the 28th day of May, 1998:

     The text of Article SEVENTH shall be as follows:

      "SEVENTH: The total authorized capital stock of this Corporation is 15,000,000 shares of common stock, all of which shall be of the par value of $.10. All or any part of said shares of common stock of the par value $.10 may be issued by the Corporation from time to time and for such consideration as may be determined upon and fixed by the Board of Directors as provided by law, with no preemptive rights".